FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

800, 850 West Hastings Street, Vancouver, British Columbia, V6C 1E1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.

(Registrant)

Date:  April 1, 2005
/s/ Bradford Cooke
Bradford Cooke
President

Consolidated Financial Statements of

CANARC RESOURCE CORP.

(expressed in thousands of United States dollars)

Years ended December 31, 2004, 2003 and 2002

KPMG LLP Chartered Accountants Box 10426, 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Telefax (604) 691-3031 www.kpmg.ca

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Canarc Resource Corp. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada
March 18, 2005

KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss nonoperating association.

CANARC RESOURCE CORP.
Consolidated Balance Sheets
(expressed in thousands of United States dollars)

	December 31,	December 31,
	2004	2003

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$715	$1,902
Marketable securities (Note 3)	867	193
Receivables and prepaids	115	36
Due from related parties (Note 7)	-	31
	1,697	2,162
MINERAL PROPERTIES (Note 4)	9,066	10,489
EQUIPMENT (Note 5)	14	231
	$10,777	$12,882

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$273	$338
Due to related party (Note 7)	118	-
	391	338

NON-CONTROLLING INTEREST IN SUBSIDIARY	84	121

SHAREHOLDERS' EQUITY
Share capital (Note 6(a))	49,234	47,906
Contributed surplus (Note 6(b))	1,088	524
Deficit	(40,020)	(36,007)
	10,302	12,423
	$10,777	$12,882

Nature of operations (Note 1)
Commitments and contingencies (Note 4)
Subsequent event (Note 6)

Refer to the accompanying notes to the consolidated financial statements

Approved by the Directors:

/s/	Bradford Cooke	/s/	Chris Theodoropoulos
Director		Director

CANARC RESOURCE CORP.
Consolidated Statements of Operations and Deficit
(expressed in thousands of United States dollars, except per share amounts)

		Years ended December 31,
	2004	2003	2002

Expenses:
Amortization	$5	$7	$9
Corporate development	4	31	2
Employee and director remuneration (Note 7)	201	150	-
Foreign exchange (gain)	(42)	(177)	(3)
General and administrative	336	293	249
Property investigations	12	-	23
Shareholder relations	153	138	26
Stock-based compensation (Note 6(c))	639	502	182
Travel	63	68	5

Loss before the undernoted	(1,371)	(1,012)	(493)

Investment and other income	680	162	246
Write-off of equipment	(212)	-	-
Write-down of marketable securities	(4)	(19)	(18)
Write-down of mineral properties	(3,143)	(14)	(7,220)
Non-controlling interest	37	7	8

Loss for the year	(4,013)	(876)	(7,477)

Deficit, beginning of the year	(36,007)	(35,131)	(27,654)

Deficit, end of the year	$(40,020)	$(36,007)	$(35,131)

Basic and diluted loss per share	$(0.07)	$(0.02)	$(0.17)

Weighted average number of shares outstanding	55,956,982	49,332,516	45,075,058

Refer to the accompanying notes to the consolidated financial statements

CANARC RESOURCE CORP.
Consolidated Statements of Cash Flows
(expressed in thousands of United States dollars)

		Years ended December 31,
	2004	2003	2002

Cash provided from (used for):

Operations:
Loss for the year	$(4,013)	$(876)	$(7,477)
Items not involving cash:
Amortization	5	7	9
Stock-based compensation	639	502	182
Non-controlling interest	(37)	(7)	(8)
Gain on marketable securities	(667)	(144)	(238)
Unrealized currency translation gain	(66)	(55)	-
Write-off of equipment	212	-	-
Write-down of marketable securities	4	19	18
Write-down of mineral properties	3,143	14	7,220
	(780)	(540)	(294)
Changes in non-cash working capital items:
Receivables and prepaids	(79)	(10)	67
Due to/from related parties	149	(4)	(16)
Accounts payable and accrued liabilities	(65)	307	(64)
	(775)	(247)	(307)

Financing:
Issuance of common shares	1,253	2,739	516

Investing:
Proceeds from disposal of marketable securities	1,245	588	733
Acquisition of marketable securities	(1,190)	(217)	(610)
Mineral properties, net of recoveries	(1,720)	(1,155)	(160)
Purchase of equipment, net of proceeds of disposition	-	(21)	(27)
	(1,665)	(805)	(64)

(Decrease) increase in cash and cash equivalents	(1,187)	1,687	145
Cash and cash equivalents, beginning of year	1,902	215	70

Cash and cash equivalents, end of year	$715	$1,902	$215

Supplemental disclosure with respect to cash flows (Note 10)

Refer to the accompanying notes to the consolidated financial statements

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.	Nature of Operations

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia, is in the mineral exploration business and has not yet determined whether its mineral properties contain reserves that are economically recoverable. The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company’s interest in the underlying properties (Notes 4(e) and 4(f)), the receipt of necessary permitting and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant operating losses and has an accumulated deficit of $40,020,000 at December 31, 2004. Furthermore, the Company has working capital of $1,306,000 as at December 31, 2004, which is not sufficient to achieve the Company’s planned business objectives. These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.	Significant Accounting Policies

(a)	Basis of presentation:

These consolidated financial statements include the accounts of the Company, its subsidiaries, all of which are wholly-owned except for Sara Kreek Resource Corporation N.V., in which the Company holds an 80% interest, Minera Aztec Silver Corporation, in which the Company holds a 63% interest, and Carib Industries Ltd., in which the Company holds a 78.5% interest, and its 40% owned investee, Benzdorp Gold N.V., which is proportionately consolidated. All significant intercompany transactions and balances have been eliminated.

(b)	Cash and cash equivalents:

Cash and cash equivalents include cash and short-term liquid investments having terms to maturity when acquired of three months or less. Short-term investments having terms to maturity when acquired of greater than three months and less than one year are included in marketable securities.

(c)	Marketable securities:

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation. Share investments are carried at the lower of cost and quoted market value at the reporting date. Short-term deposits and other short-term investments are carried at the lower of cost plus accrued interest and quoted market value.

Canarc Resource Carp

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Significant Accounting Policies (continued)

(d)	Mineral properties:

All costs related to investments in mineral properties are capitalized on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method. When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

The amounts shown for mineral properties represent costs incurred to date, less recoveries and write-downs, and are not intended to reflect present or future values.

(e)	Equipment:

Equipment is recorded at cost and, for that equipment subject to amortization, the Company uses the declining balance method at rates varying from 20% to 30% annually. Amortization on equipment used directly on exploration projects is not charged against operations until the related property is in production.

(f)	Stock-based compensation plan:

The Company has a share option plan which is described in Note 6(c). The Company records all stock-based payments granted on or after January 1, 2003 using the fair value method. In 2002, the Company accounted for stock-based compensation to employees by the settlement method whereby no compensation expense was recorded for options granted at the quoted market value and consideration received on exercise of stock options was recorded as share capital. Options granted to non-employees in 2002 were accounted for using the fair-value method. Prior to 2002, all stock-based compensation was accounted for using the settlement method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable and are charged to operations over the vesting period. The offset is credited to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(g)	Asset retirement obligations:

During the year ended December 31, 2004, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110 “Asset Retirement Obligations” (“HB 3110”). This new standard recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Prior to the adoption of HB 3110, the Company had accounted for reclamation and closure costs by accruing an amount associated with the retirement of tangible long-lived assets as a charge to operations over the life of the asset. The Company adopted HB 3110 retroactively with a restatement of prior periods presented. However, the adoption of HB 3110 resulted in no changes to amounts previously presented.

Canarc Resource Carp

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Significant Accounting Policies (continued)

(h)	Income taxes:

The Company follows the asset and liability method for accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(i)	Loss per share:

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of shares outstanding during the year. For all years presented, loss available to common shareholders equals the reported loss. The Company uses the treasury stock method for calculating diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year. In the Company’s case, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants in the loss per share calculation would be anti-dilutive.

(j)	Foreign currency translation:

The Company uses the United States dollar as its reporting currency, and accounts denominated in currencies other than the United States dollar have been translated as follows:
•	Revenue and expense items at the rate of exchange in effect on the transaction date;
•
Non-monetary assets and liabilities at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect on the balance sheet date; and

•	Monetary assets and liabilities at the exchange rate at the balance sheet date.
Exchange gains and losses are recorded in the statement of operations in the period in which they occur.

(k)	Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to impairment of mineral properties, determination of reclamation obligations, valuation allowances for future income tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(l)	Fair value of financial instruments:

The fair values of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity. The fair value of marketable securities is disclosed in Note 3. It is not practicable to determine the fair value of amounts due to or from related parties due to their related party nature and the absence of a market for such instruments.

Canarc Resource Carp

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Marketable Securities

	2004	2003

Investment in shares of companies, at cost	$1,081	$533
Cumulative write-downs	(214)	(340)
	$867	$193

The quoted market value of shares of companies is approximately $2,077,782 at December 31, 2004 (2003 - $564,553).

Investment in shares of companies includes shares of Endeavour Silver Corp. (“Endeavour”), a company which has certain directors in common with the Company. At December 31, 2004, these shares had a cost of $873,944 (2003 - $356,184), a carrying value of $810,335 (2003 - $162,622) and a quoted market value of approximately $1,977,290 (2003 - $512,245). The Company also holds 250,000 warrants of Endeavour with an exercise price of CAD$0.35 and an expiry date of October 6, 2005, and holds another 200,000 warrants with an exercise price of CAD$2.00 and an expiry date of October 22, 2005. Endeavour’s shares closed at CAD$1.67 on December 31, 2004.

4.	Mineral Properties

	2004			2003
	Acquisition	Exploration/		Acquisition	Exploration/
	Costs	Development	Total	Costs	Development	Total

British Columbia:
New Polaris (Note 4(a)(i))	$3,605	$749	$4,354	$3,605	$288	$3,893
Eskay Creek (Note 4(a)(ii))	188	14	202	188	14	202

Costa Rica:
Bellavista (Note 4(b))	89	-	89	89	-	89

Suriname:
Sara Kreek (Note 4(c)(i))	100	-	100	1,567	1,717	3,284
Benzdorp (Note 4(c)(ii))	301	3,983	4,284	181	2,840	3,021

Mexico:
Sonia II (Note 4(d)(i))	10	19	29	-	-	-
Other (Note 4(d)(ii))	-	8	8	-	-	-

	$4,293	$4,773	$9,066	$5,630	$4,859	$10,489

Canarc Resource Carp

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.	Mineral Properties (continued)

(a)	British Columbia:

(i)	New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. During fiscal 2001, the Company wrote-down the property by $3,187,104 to reflect management’s estimate of the property’s recoverable value at that time, and continued depressed gold markets contributed to further write-downs of $5,486,286 early in fiscal 2002. Acquisition costs at December 31, 2004 and 2003 include a reclamation bond for CAD$249,000.

(ii)	Eskay Creek:

The Company owns a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corporation. The property is subject to a 2% net smelter return in favour of a related company.

(b)	Bellavista, Costa Rica:

The Company holds a net profit interest in the Bellavista property, which is located near San Jose, Costa Rica. A property agreement giving Glencairn Gold Corporation (“Glencairn”) the right to earn a 100% working interest in the property calls for pre-production payments to be made to the Company in the amount of $117,750 annually up to and including the year commercial production commences. The pre-production payments for the years ended December 31, 2003 and 2002 were made by the previous property holder, Wheaton River Minerals Inc. (“Wheaton”), for cash of $58,875 and the issuance of 529,000 common shares of Wheaton. Glencairn paid the Company $117,500 in the year ended December 31, 2004.

The Company has a net profit interest in Bellavista in which the Company is entitled to 5.67% of the net profits during the first payback period, as defined, then increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter, once commercial production commences. Thirty-five percent of this net profit interest will reduce the net profit interest to be received from Glencairn until $317,741 in advance royalty payments are repaid.

(c)	Suriname:

(i)	Sara Kreek:

The Company holds 80% of the shares of Sara Kreek Resource Corporation N.V., the company that holds the Sara Kreek concession. The Company may be required to issue an additional 200,000 shares to the vendor upon completing a feasibility study and commencing commercial production of the underground deposits. During fiscal 2002, the Company wrote down the property by $1,717,000 to reflect management’s estimate of the property’s recoverable value, and in fiscal 2004, the property was further written down by $3,184,000 to a nominal $100,000 in accordance with Canadian generally accepted accounting principles. However, a loan to the vendor that was included in acquisition costs, with a principal balance of $400,000 plus accrued interest remains outstanding and continues to be owed to the Company. The write-down of the property for accounting purposes does not affect the Company’s legal claim and right to recover the outstanding loan plus accrued interest owed to it, and the Company continues with its collection efforts.

Canarc Resource Carp

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.	Mineral Properties (continued)

(c)	Suriname: (continued)

(ii)	Benzdorp:

In April 1996, the Company entered into an option agreement with Grasshopper Aluminum Company N.V. (“Grassalco”) to earn up to an 80% interest in the Benzdorp property by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four-year period. In August 2002, the Company and Grassalco amended the option agreement. Cash payments prior to commercial production were reduced to $300,000 and exploration expenditures of $5 million were to be incurred by April 2005.

Pursuant to the amended option agreement, the Company will owe Grassalco an additional $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6, 2005. For the years 2006 to 2008, the Company will owe an additional $250,000 payable on or before 30 days after the commencement of commercial production. However, if a feasibility study has not been completed by October 6, 2008, then the annual additional cash payments of $250,000 will increase at that time to $500,000. These additional cash payments shall be treated as advance payments against the Grassalco’s shareholder ownership interest and shall be deductible from Grassalco’s net profit share or net smelter profit from exploiting the deposits.

The Company has earned a 40% interest in the Benzdorp property, and expects to exercise its right to increase its interest by making additional option payments and exploration expenditures (Note 4(e)). During fiscal 2004, Grassalco transferred the Benzdorp concessions to an incorporated company in which the Company owns 40% and Grassalco owns 60%.

(d)	Mexico:

(i)	Sonia II:

In July 2004, the Company’s 63% owned subsidiary, Minera Aztec Silver Corporation (“Aztec”) entered into an option agreement to earn up to a 100% interest in the Sonia II property by making cumulative cash payments of $250,000 over a four-year period subject to financing, of which $10,000 has been paid.

(ii)	Other:

In March 2001, pursuant to a Letter of Intent with Teck Cominco Limited, Aztec was granted an option to acquire a 100% interest, subject to a 2% net smelter return royalty, in two mineral claims located in Mexico in consideration of incurring exploration expenditures on the property in the aggregate of $500,000 and issuing an aggregate of 500,000 shares of Aztec over a four year period. In fiscal 2003, the Company determined not to proceed with the option and wrote off the associated property costs.

Canarc Resource Carp

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.	Mineral Properties (continued)

(e)	Expenditure options:

To maintain the Company’s interest and to fully exercise the options under various property agreements covering its properties, the Company must incur exploration expenditures on the properties and make payments in the form of cash and/or shares to the optionors as follows:

	Option/Advance	Expenditure
	Royalty Payments	Commitments	Shares

Benzdorp (Note 4(c)(ii)):
2005 (i)	$-	$290	-
On commercial production (ii)	450	-	-

Sara Kreek (Note 4(c)(i)):
On commercial production	-	-	200,000

New Polaris (Note 4(a)(i)):
Net profit interest reduction or buydown	-	-	150,000

Mexico (Note 4(d)):
Sonia II:
2005	20	-	-
2006	40	-	-
2007	60	-	-
2008	120	-	-

	$690	$290	350,000

(i) Management fees of 10% are included in exploration expenditure commitments.

(ii) Paid on or before 30 days after the commencement of commercial production.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

(f)	Mineral properties contingencies:

The Company has diligently investigated rights of ownership of all of its mineral properties/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties/concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

Canarc Resource Carp

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Equipment

	2004				2003
		Accumulated	Write-	Net Book		Accumulated	Net Book
	Cost	Amortization	Off	Value	Cost	Amortization	Value

Mining equipment	$177	$-	$177	$-	$177	$-	$177
Vehicles	15	-	15	-	15	-	15
Office equipment	160	126	20	14	160	121	39

	$352	$126	$212	$14	$352	$121	$231

6.	Share Capital

(a)	Authorized and issued:

The Company’s authorized share capital comprises 100,000,000 common shares without par value.

The Company’s issued share capital is as follows:

	Number of Shares	Amount

Balance at December 31, 2001	43,834,801	$44,491
Issued:
Private placements (Note 6(a)(i))	2,400,000	433
Exercise of warrants (Note 6(d))	375,000	83
Exercise of share appreciation rights	549,643	118
Balance at December 31, 2002	47,159,444	45,125
Issued:
Private placements (Note 6(a)(ii))	4,697,500	2,639
Exercise of warrants (Note 6(d))	615,000	92
Exercise of options (Note 6(c))	60,000	9
Exercise of share appreciation rights	526,504	41
Balance at December 31, 2003	53,058,448	47,906
Issued:
Private placements (Note 6(a)(iii))	810,000	372
Exercise of warrants (Note 6(d))	4,090,000	786
Exercise of options (Note 6(c))	360,000	170
Balance at December 31, 2004	58,318,448	$49,234

Canarc Resource Carp

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.	Share Capital (continued)

(a)	Authorized and issued: (continued)

Common shares issued for consideration other than cash are recorded at the quoted market value of the shares as of the agreement date, except in the case of common shares issued on exercise of stock options and share appreciation rights under the Company’s stock option plan, which include the fair value of related options or rights previously allocated to contributed surplus.

(i)
In June 2002, the Company closed a private placement for 1,080,000 units at CAD$0.18 per unit and 70,000 common shares at CAD$0.22125 per share, for gross proceeds of CAD$209,888. Each unit was comprised of one common share and one share purchase warrant; each share purchase warrant was exercisable to acquire one common share at CAD$0.21 until April 8, 2004 (Note 6(d)).

In November 2002, the Company closed a private placement for 1,250,000 units at CAD$0.40 per unit for gross proceeds of CAD$500,000. Each unit was comprised of one common share and one-half of a share purchase warrant; each whole share purchase warrant was exercisable to acquire one common share at CAD$0.50 until September 10, 2004 (Note 6(d)).

(ii)
In March 2003, the Company closed a private placement for 1,250,000 units at CAD$0.52 per unit for gross proceeds of CAD$650,000. Each unit was comprised of one common share and one-half of a share purchase warrant; each whole share purchase warrant was exercisable to acquire one common share at CAD$0.63 until February 4, 2005, which expired unexercised (Note 6(d)).

In November 2003, the Company closed two private placements. One private placement was for 250,000 units at CAD$1.05 per unit for gross proceeds of CAD$262,500. Each unit was comprised of one flow-through common share and one-half of a share purchase warrant; each whole share purchase warrant was exercisable to acquire one common share at CAD$1.25 until November 13, 2005 (Note 6(d)). A finder’s fee of 17,500 units was issued, with each unit comprised of one non-flow-through common share and one-half of a share purchase warrant; each whole share purchase warrant was exercisable to acquire one common share at CAD$1.25 until November 13, 2005 (Note 6(d)). The finder’s fee has been shown on a net basis in share capital. These funds were expended in 2003. The second private placement was for 3,080,000 units at CAD$0.90 per unit for gross proceeds of CAD$2,772,000. Each unit was comprised of one common share and one-half of a share purchase warrant; each whole share purchase warrant is exercisable to acquire one common share at CAD$1.10 until November 13, 2005 (Note 6(d)).

In December 2003, the Company closed a private placement for 100,000 units at CAD$1.05 per unit for gross proceeds of CAD$105,000. Each unit was comprised of one flow-through common share and one-half of a share purchase warrant; each whole share purchase warrant is exercisable to acquire one common share at CAD$1.25 until December 30, 2005 (Note 6(d)). These funds were expended in 2004.

(iii)
In October 2004, the Company closed a private placement for 750,000 flow-through common shares at CAD$0.65 per share for total proceeds of CAD$487,500, which were expended in 2004. A finder’s fee of 60,000 non-flow-through common shares was issued and has been shown on a net basis in share capital.

Canarc Resource Carp

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.	Share Capital (continued)

(b)	Contributed surplus:

Balance at December 31, 2003	$524
Changes during the year:
Exercise of options	(75)
Fair value of stock options recognized	639
Balance at December 31, 2004	$1,088

(c)	Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, directors and consultants to acquire up to 12,374,095 common shares, of which options for 5,649,000 common shares are outstanding as at December 31, 2004. The exercise price of each option equals the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of options is made at the discretion of the Board at the time the options are granted. At the discretion of the Board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

The continuity of stock options for the years ended December 31, 2004, 2003 and 2002 is as follows:

	2004		2003		2002
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding, beginning of year	4,509,000	$0.47	3,629,000	$0.39	2,549,000	$0.45
Granted	1,500,000	$0.82	1,730,000	$0.54	1,900,000	$0.21
Exercised	(360,000)	$0.34	(60,000)	$0.20	-	-
Converted to stock appreciation rights on exercise	-	-	(790,000)	$0.25	(820,000)	$0.17
Outstanding, end of year	5,649,000	$0.57	4,509,000	$0.47	3,629,000	$0.39

Exercise price range (CAD$)	$0.17 - $1.05		$0.17 - $1.05		$0.17 - $0.92

Canarc Resource Carp

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.	Share Capital (continued)

(c)	Stock option plan: (continued)

The following table summarizes information about stock options outstanding at December 31, 2004:

		Options Outstanding			Options Exercisable
Range of Exercise Prices (CAD$)	Year of Expiry	Number Outstanding as at Dec 31, 2004	Weighted Average Remaining Contractual Life (Number of Years)	Weighted Average Exercise Prices (CAD$)	Number Exercisable as at Dec 31, 2004	Weighted Average Exercise Prices

$0.17 - $1.05	2005	520,000	0.3	$0.48	520,000	$0.48
$0.17 - $0.92	2007	1,245,000	2.7	$0.63	1,245,000	$0.63
$0.51 - $0.65	2008	1,430,000	3.5	$0.53	1,430,000	$0.53
$0.25 - $1.00	2009	1,704,000	4.6	$0.73	1,454,000	$0.74
$0.27	2010	750,000	5.6	$0.27	750,000	$0.27
		5,649,000	3.6	$0.57	5,399,000	$0.57

At December 31, 2004, 5,399,000 options are exercisable and expire at various dates from March 27, 2005 to June 23, 2010, with a weighted average remaining life of 3.6 years. Options for 250,000 shares are not exercisable until the market price of the Company’s shares closes above CAD$1.25 per share on the Toronto Stock Exchange for 30 consecutive trading days. During the year ended December 31, 2004, the Company recognized stock-based compensation of $638,808 (2003 - $502,000) based on the fair value of options granted on or after January 1, 2003 that were earned by the provision of services during the year.

During the year ended December 31, 2002, pursuant to the new CICA standard of accounting for stock-based compensation at that time, the fair value of stock options granted to non-employees, in the amount of $63,957, has been recorded as stock-based compensation expense. In addition, the fair value of stock options granted to employees that were convertible to stock appreciation rights of $118,000 was recorded as stock-based compensation expense. Compensation expense for other stock options granted to directors and employees using the fair value based method is disclosed as pro-forma information for fiscal 2002.

The pro forma effect on loss and loss per share for the year ended December 31, 2002, had the Company accounted for stock options granted to directors and employees using the fair value based method would have been to increase reported loss by $103,000 and loss per share would have remained unchanged.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Canarc Resource Carp

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.	Share Capital (continued)

(c)	Stock option plan: (continued)

The fair value of stock options granted and the assumptions used to calculate compensation expense are estimated using the Black-Scholes Option Pricing Model as follows:

	2004	2003	2002

Fair value of options granted during the year	$0.43	$0.29	$0.10

Risk-free interest rate	2.90%	3.49%	4.55%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	94%	89%	92%
Expected option life in years	4	4	4

(d)	Warrants:

At December 31, 2004, the Company had outstanding warrants to purchase an aggregate 2,348,750 common shares as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2003	Issued	Exercised	Expired	December 31, 2004

$0.20	May 17, 2004	3,000,000	-	(3,000,000)	-	-
$0.21	April 8, 2004	465,000	-	(465,000)	-	-
$0.50	September 10, 2004	625,000	-	(625,000)	-	-
$0.63	February 4, 2005(1)	625,000	-	-	-	625,000
$1.25	November 13, 2005	133,750	-	-	-	133,750
$1.10	November 13, 2005	1,540,000	-	-	-	1,540,000
$1.25	December 30, 2005	50,000	-	-	-	50,000

		6,438,750	-	(4,090,000)	-	2,348,750

(1)	Warrants with an expiry date of February 4, 2005 expired unexercised subsequent to December 31, 2004.

At December 31, 2003, the Company had outstanding warrants to purchase an aggregate 6,438,750 common shares as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2002	Issued	Exercised	Expired	December 31, 2003

$0.20	May 17, 2004	3,000,000	-	-	-	3,000,000
$0.21	April 8, 2004	1,080,000	-	(615,000)	-	465,000
$0.50	September 10, 2004	625,000	-	-	-	625,000
$0.63	February 4, 2005	-	625,000	-	-	625,000
$1.25	November 13, 2005	-	133,750	-	-	133,750
$1.10	November 13, 2005	-	1,540,000	-	-	1,540,000
$1.25	December 30, 2005	-	50,000	-	-	50,000

		4,705,000	2,348,750	(615,000)	-	6,438,750

Canarc Resource Carp

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.	Share Capital (continued)

(d)	Warrants: (continued)

At December 31, 2002, the Company had outstanding warrants to purchase an aggregate 4,705,000 common shares as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2001	Issued	Exercised	Expired	December 31, 2002

$0.35	June 16, 2002	525,000	-	(375,000)	(150,000)	-
$0.18 /	May 17, 2003 /
$0.20	May 17, 2004	3,000,000	-	-	-	3,000,000
$0.21	April 8, 2004	-	1,080,000	-	-	1,080,000
$0.50	September 10, 2004	-	625,000	-	-	625,000

		3,525,000	1,705,000	(375,000)	(150,000)	4,705,000

(e)	Shares reserved for issuance:

Number of Shares

Outstanding, December 31, 2004	58,318,448
Property agreements (Note 4(e))	350,000
Stock options (Note 6(b))	5,649,000
Warrants (Note 6(c))	2,348,750

Fully diluted, December 31, 2004	66,666,198

7.	Related Party Transactions

At December 31, 2004 and 2003, amounts due to and from related parties comprise balances owing to and from companies with certain common directors. The amounts were for reimbursement of costs in the normal course of business and for out-of-pocket property expenditures of $69,500 charged by Endeavour to the Company. At December 31, 2004, the Company had a balance due to Endeavour of CAD$142,476, and at December 31, 2003, had a balance due from Endeavour of CAD$33,604 and a balance due from a director of the Company for CAD$6,000 for travel advances.

General and administrative costs during 2004 include CAD$Nil (2003 - CAD$60,000 and 2002 - CAD$120,000) of consulting fees charged by a company controlled by a director of the Company, and CAD$86,438 (2003 - CAD$90,000 and 2002 - CAD$Nil) of salaries paid to a director. In fiscal 2004, the Company paid a total of CAD$34,500 (CAD$Nil for both 2003 and 2002) to all directors in their capacity as Directors of the Company.

Canarc Resource Carp

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Related Party Transactions (continued)

In April 2004, the Company participated in a private placement for 500,000 units of Endeavour at CAD$1.60 per unit. Each unit was comprised of one common share and one-half of a share purchase warrant; each whole share purchase warrant entitles the Company to acquire one common share at an exercise price of CAD$2.00 and has an expiry date of October 22, 2005.

In November 2003, the Company participated in a private placement for 500,000 units of Endeavour at CAD$0.30 per unit. Each unit was comprised of one common share and one-half of a share purchase warrant; each whole share purchase warrant entitles the Company to acquire one common share at CAD$0.35 until October 6, 2005.

8.	Segment Disclosures

The Company has one operating segment, being mineral exploration, and substantially all assets of the Company are located in Canada except for certain mineral properties as disclosed in Note 4 and $Nil (2003 - $94,400) of mining equipment and vehicles which are located in Suriname.

9.	Income Taxes

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2004	2003	2002

Canadian statutory tax rates	35.62%	37.62%	39.62%

Income tax benefit computed at Canadian statutory rates	$1,421	$336	$2,962
Foreign tax rates different from statutory rate	588	(2)	(28)
Temporary differences not recognized in year	(1,786)	(15)	(2,840)
Permanent differences	(209)	(109)	-
Unrecognized tax losses	(14)	(210)	(94)

	$-	$-	$-

Canarc Resource Carp

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Income Taxes (continued)

The significant components of the Company’s future income tax assets as at December 31, 2004 and 2003 are as follows:

	2004	2003

Future income tax assets:
Non-capital losses carried forward	$1,318	$1,572
Capital losses carried forward	28	26
Resource properties	2,564	2,285
Equipment	390	295
	4,300	4,178
Valuation allowance	(4,300)	(4,178)
Future income tax assets, net	$-	$-

At December 31, 2004, the Company has non-capital losses for Canadian tax purposes of approximately $3,699,000 which expire on various dates to 2011, and Canadian capital losses of approximately $160,000 which are without expiry.

10.	Supplemental Disclosure with respect to Cash Flows

	2004	2003	2002

Non-cash financing and investing activities:

Settlement of accounts payable with marketable securities	$-	$-	$13
Fair value of stock options allocated to shares issued on exercise of:
Share appreciation rights	-	41	118
Stock options	75	1	-

Supplemental cash flow information:

Income taxes paid	$-	$-	$-
Interest paid	-	-	-

Canarc Resource Carp

CORPORATE INFORMATION

HEAD OFFICE	#800 - 850 West Hastings Street
Vancouver, BC, Canada, V6C 1E1

	Telephone:	(604) 685-9700
	Facsimile:	(604) 685-9744

	Website:	www.canarc.net

DIRECTORS	Bradford Cooke
Chris Theodoropoulos
Derek Bullock
Leonard Harris
Stephen Macklem

OFFICERS	Bradford Cooke ~ President
Stewart Lockwood ~ Secretary

REGISTRAR AND TRANSFER AGENT	Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street
Vancouver, BC, Canada, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, Canada, V7Y 1K3

SOLICITORS	Vector Corporate Finance Lawyers
#1040 - 999 West Hastings Street
Vancouver, BC, Canada, V6C 2W2

SHARES LISTED	Trading Symbols
	TSX:	CCM
	OTC-BB:	CRCUF

Canarc Resource Carp

CANARC RESOURCE CORP.
(the “Company”)

Management’s Discussion and Analysis
For the Year Ended December 31, 2004

CAUTION - FORWARD LOOKING STATEMENTS

Certain information, estimates and projections contained herein constitute forward-looking statements regarding the Company, its operations and projects. All statements that are not historical facts, involving without limitation, statements regarding future projections, plans and objectives, are forward-looking statements which involve risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.

Such risk factors and uncertainties include fluctuations in precious metal prices, the unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, higher capital and operating costs, risks associated with exploration and mining operations and other risk factors, as discussed in the Company’s filings with Canadian and American securities regulatory agencies. The Company disclaims any obligation to update any forward-looking statements.

1.0	Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Canarc Resource Corp. (the “Company”) should be read in conjunction with the accompanying audited consolidated financial statements for the years ended December 31, 2004, 2003 and 2002, all of which are available at the SEDAR website at www.sedar.com.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”), and all dollar amounts are expressed in United States dollars unless otherwise indicated.

All information contained in the MD&A is as of March 29, 2005 unless otherwise indicated.

1.1	Background

The Company is a Canadian resource company engaged in the acquisition, exploration and development of precious metal properties in Canada, Costa Rica, Mexico and Suriname. The Company owns or holds, directly or indirectly, interests of between 20% to 100% in a total of five precious metal properties, which are known as the New Polaris and GNC properties in British Columbia, Canada, the Bellavista property in Costa Rica, and the Sara Kreek and Benzdorp properties in Suriname. The Company also holds or has rights to increase its working interests up to 100% in certain mineral properties in Suriname.

The Company owns a 100% interest in the New Polaris property, which is located in the Atlin Mining Division, British Columbia, and is subject to a 15% net profit interest, which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.

The Company owns a 33⅓% carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corporation. The property is subject to a 2% net smelter return in favour of a related company.

The Company holds a net profit interest in the Bellavista property, which is located near Miramar, Costa Rica. A property agreement giving Glencairn Gold Corporation (“Glencairn”) the right to earn a 100% working interest in the property calls for pre-production payments to be made to the Company in the amount of $117,750 annually up to and including the year commercial production commences. The Company has a net profit interest in Bellavista which the Company is entitled to 5.67% of the net profits during the first payback period, then increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter. Thirty-five percent of this net profit interest will reduce the net profit interest to be received from Glencairn until $317,741 in advance royalty payments are repaid.

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2004
(expressed in United States dollars)

The Company holds 80% of the shares of Sara Kreek Resource Corporation N.V., the company that holds the Sara Kreek concession and operates a placer gold mine thereon located in the Republic of Suriname. The Company owns a 100% interest (subject to royalties) in the subsurface mineral rights and 80% interest (reverting to 50% after payback of the Company’s investment) in the surface mineral rights. The Company may be required to issue an additional 200,000 shares to the vendor upon completing a feasibility study and commencing commercial production of the underground deposits.

In April 1996, the Company entered into an option agreement with Grasshopper Aluminum Company N.V. (“Grassalco”) to earn up to an 80% interest in the Benzdorp property located in the Republic of Suriname by making cumulative cash payments of $750,000 and property expenditures totalling $5,000,000 over a four-year period. In August 2002, the Company amended its option agreement. Cash payments prior to commercial production were reduced to $300,000 and the period to incur exploration expenditures totalling $5,000,000 was extended to April 2005. Also, the Company will owe Grassalco an additional $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6, 2005. Each year thereafter, the Company will owe an additional $250,000 payable on or before 30 days after the commencement of commercial production. However, if a feasibility study has not been completed by October 6, 2008, then the annual additional cash payments of $250,000 will increase at that time to $500,000. These additional cash payments shall be treated as advance payments against the Grassalco’s shareholder ownership interest and shall be deductible from Grassalco’s net profit share or net smelter profit from exploiting the deposits. To December 31, 2004, the Company had earned a 40% interest in the Benzdorp property, and the Company expects to exercise its right to increase its interest. In February 2004, the Company and Grassalco incorporated a company in Suriname and transferred the Benzdorp concessions to it, on behalf of the Company (40%) and Grassalco (60%).

1.3	Overall Performance

As the Company is focused on its exploration activities, there is no production, sales or inventory in the conventional sense. The recoverability of costs capitalized to mineral properties and the Company’s future financial success will be dependent upon the extent to which it can discover mineralization and determine the economic viability of developing such properties. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty at this time. Many of the key factors are outside of the Company’s control. The sales value of any mineralization discovered and developed by the Company is largely dependent upon factors beyond the Company’s control such as the market prices of the metals produced. As the carrying value and amortization of mineral properties and capital assets are, in part, related to the Company’s mineral reserves and resources, the estimation of such reserves and resources is significant to the Company’s position and results of operations.

Gold markets continued to show strength as the cumulative average increased from $310 per ounce in fiscal 2002 to $363 in fiscal 2003 and then to $410 in fiscal 2004 and then to $427 for the period from January 1, 2005 to March 18, 2005. Peaks in gold prices were prevalent especially in early 2004 when prices hit a high of $425 and then settled in the $400 level by mid 2004 and then reached a high of $454 in December 2004. For 2005, the high / low prices ranged from $411 to $444.

Most of the Company’s exploration efforts in fiscal 2004 were focused on the Phase 2 exploration drilling program on the Benzdorp property. The JQA prospect is just one of twelve gold prospect areas along the easternmost 10% of the 138,000 hectare Benzdorp property. The primary target at JQA is a 500 metre by 500 metre zone of saprolite-hosted, porphyry-gold mineralization that is continuously mineralized on surface. The target is a bulk tonnage, low grade, open pittable gold-copper porphyry deposit that could be profitably mined due to economies of scale.

In 2004, the Company completed 3,984 metres of diamond drilling in 13 holes. All 13 holes encountered significant porphyry gold mineralization in saprolite starting at surface. Of the 11 holes that penetrated bedrock, 8 holes intersected strong porphyry gold-copper, stock-work mineralization over a 200 metre by 200 metre area, extending the JQA mineralized zone up to 350 metres in depth. The porphyry gold mineralization in each of these 8 holes starts at surface, implying a very low strip ratio of waste to ore. Higher grade gold mineralization was typically intersected in the near surface, oxidized saprolite and two of the holes bottomed in ore-grade mineralization in bedrock. The JQA mineralized zone is wide open along strike, and to a certain extent at depth.

Canarc Resource Corp.

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2004
(expressed in United States dollars)

The deep drilling program for the JQA prospect also intersected significant copper values within the zone of mineralization. These copper intersections are hosted by quartz stockworks confirming the porphyry nature of gold-copper mineralization at the JQA prospect. Copper mineralization is a bit more intermittent than the gold mineralization. In 2005, the Company plans to further assess the metallurgical characteristics of saprolite and bedrock mineralization from the JQA prospect in order to determine the viability of gold recovery, and preliminary metallurgical testing was completed in 2004. The Company also plans to conduct a Phase 3 drilling program of about 3,000 metres in approximately 15 holes in order to extend the area of JQA mineralization in bedrock and to test other targets.

The CAD$487,500 flow-through non-brokered private placement in the fourth quarter of fiscal 2004 provided the financing needed to complete the Phase 1 in-fill drilling program for the New Polaris property located in northwest British Columbia. The Phase 1 in-fill drilling resulted in multiple high grade gold intercepts. Eleven holes totalling of 8,008 feet (2,441 metres of core) were drilled in late 2004 on 100 feet (30 metres) spacings to test the C zones over an initial 500 feet (152 metres) strike length by 200 feet (61 metres) down dip below the deepest mine level. All eleven drill holes intersected economically significant gold grades and vein widths in two main, sub-parallel, en-echelon, shear-veins, the “Upper C” and “Lower C”.

Individual drill intercepts returned assays such as 0.93 opt (31.9 gpt) gold over 26.4 feet (8.05 metres) in the lower C vein and 0.45 opt (15.3 gpt) over 29.5 feet (9.0 metres) in the Upper C vein. The weighted average of all 22 vein intercepts graded 0.42 opt (14.4 gpt) over a 12.4 feet (3.78 metres) core length. True widths of the veins are estimated to be 85% to 90% of the core lengths. The C zones are still wide open at depth and to a certain extent along strike.

A Phase 2 in-fill drilling program is now being planned for 2005, subject to financing, to continue defining and extending the known C zones at 100 feet intervals over a 1,000 feet (305 metre) strike length and 1,200 feet (366 metre) down-dip. It will also target two of the known Y zones over a 500 feet (152 metres) length and 1,200 feet (366 metre) down dip. The purpose of this drilling program is to outline at least a 550,000 ounce resource amenable to a feasibility study for a 65,000 ounces per year high grade, underground gold mine with a minimum 8-year mine-life.

Metallurgical testing of gold ores from the New Polaris property has improved gold recoveries to the 95% level by optimizing the grinding, autoclaving and leaching processes. The likely metallurgical process now under consideration is the shipping of gold concentrates from the New Polaris minesite to an existing “third party” autoclave elsewhere in North America. Additional detailed metallurgical testwork will be needed for any feasibility study on New Polaris.

Glencairn, the operator for the Bellavista mine in Costa Rica, is expected to complete and to commence gold production in the second quarter of 2005. Based upon estimates by Glencairn, the Bellavista mine has ore reserves of 11.2 million tonnes grading 1.54 grams per tonne gold, containing about 555,000 ounces of gold, with a gold recovery rate of 78.6%, can produce an average annual rate of 60,000 ounces gold per year, and has a mine life of 7.3 years and a cash operating cost of $198 per ounce. At a $425 gold price, the Company’s net profit interest is expected to generate about $5.6 million in undiscounted cash flows, net of advance royalty payments of $317,741, over the expected mine life of 7 years. The Company received its annual pre-production cash payment of $120,556 from Glencairn in January 2005.

In July 2004, the Company’s 63% owned subsidiary, Minera Aztec S.A. de C.V., entered into three option agreements to acquire up to a 100% interest in three properties in Mexico. Two properties totaling $69,469 were written off by the end of fiscal 2004. Cumulative cash payments for the remaining property totalling $250,000 are to be paid over a four year period subject to financing, of which $10,000 have been paid.

1.4	Selected Annual Information

All financial information is prepared in accordance with CAD GAAP, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

Canarc Resource Corp.

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2004
(expressed in United States dollars)

	For the Years Ended December 31,
(in $000s except per share amounts)	2004	2003	2002

Total revenues	$680	$162	$246

Loss before discontinued operations and extraordinary items:
(i) Total	$(4,013)	$(876)	$(7,477)
(ii) Basic per share	$(0.07)	$(0.02)	$(0.17)
(iii) Fully diluted per share	$(0.07)	$(0.02)	$(0.17)

Net loss:
(i) Total	$(4,013)	$(876)	$(7,477)
(ii) Basic per share	$(0.07)	$(0.02)	$(0.17)
(iii) Fully diluted per share	$(0.07)	$(0.02)	$(0.17)

Total assets	$10,777	$12,882	$10,217
Total long-term liabilities	$-	$-	$-
Dividends per share	$-	$-	$-

1.5	Results of Operations

Fiscal Year 2004 - Year ended December 31, 2004 compared with December 31, 2003

The higher net loss for the year ended December 31, 2004 relative to fiscal 2003 was primarily attributable to the write-down of mineral properties, more specifically the Sara Kreek property in accordance with CAD GAAP. In fiscal 2004, the Sara Kreek property was written-down by $3,184,000 to $100,000. However a loan of $400,000 plus accrued interest continues to be owed to the Company for the Sara Kreek property, and such write-down does not adversely reduce the Company’s legal claim and right to recover such debt owed to it, and the Company continues with its collection efforts. General and administrative expenses and salaries continue to account for a significant portion of operating expenses, and have a cumulative increase of about 21% relative to 2003, reflecting the addition of staff in the middle of fiscal 2003 and ancillary functions to support ongoing corporate and financing activities and more active exploration and drilling programs of the Company for the New Polaris property in British Columbia and for the Benzdorp property in Suriname in 2004 which continued from 2003. Mineral expenditures, net of recoveries, increased by 49% in 2004 relative to 2003, as the Company completed the Phase 2 drilling program for Benzdorp and the Phase 1 in-fill drilling program for the New Polaris property in 2004. A foreign exchange gain was recognized in fiscal 2004 as the United States dollar depreciated during the year ended December 31, 2004, given that certain accounts of the Company are maintained in Canadian dollars which would conversely appreciate relative to the U.S. dollar and given its financial statements are stated in terms of U.S. dollars. The depreciation in the U.S. dollar was more significant in the 2003 fiscal year which resulted in a higher foreign exchange gain from the translation of CAD$ stated accounts to US$ amounts. The stock-based compensation expense reflects the granting of stock options during the year and was slightly higher in 2004 than in 2003 even though fewer options were granted in 2004. This is attributable to the higher expected stock price volatility in 2004 than in 2003. Revenues reflect the gains realized from the disposition of marketable securities. These gains increased significantly in 2004 as the Company disposed of shares of Endeavour Silver Corp. (“Endeavour”), a company which share certain common directors, in which gains of $662,548 were realized.

As at December 31, 2004, the Company has mineral properties which are comprised of the following:

Canarc Resource Corp.

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2004
(expressed in United States dollars)

		December 31, 2004
(in $000s)	Acquisition	Exploration/
	Costs	Development	Total
British Columbia:
New Polaris	$3,605	$749	$4,354
Eskay Creek	188	14	202

Costa Rica:
Bellavista	89	-	89

Suriname:
Sara Kreek	100	-	100
Benzdorp	301	3,983	4,284

Mexico:
Sonia II	10	19	29
Other	-	8	8

	$4,293	$4,773	$9,066

At December 31, 2004, to maintain its interest and to fully exercise the options under various property agreements covering the properties located in British Columbia (Canada), Mexico and Suriname, the Company must incur exploration expenditures on the properties and make payments in the form of cash and/or shares to the optionors as follows:

	Option/Advance	Expenditure
	Royalty Payments	Commitments	Shares
	(in $000s)	(in $000s)
Benzdorp:
2005 (i)	$-	$290	-
On commercial production (ii)	450	-	-

Sara Kreek:
On commercial production	-	-	200,000

New Polaris:
Net profit interest buyout	-	-	150,000

Mexico:
Sonia II:	20	-	-
2005	40	-	-
2006	60	-	-
2007	120
2008

	$690	$290	350,000
(i) Management fees of 10% are included in exploration expenditure commitments.

(ii) Paid on or before 30 days after the commencement of commercial production.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

Canarc Resource Corp.

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2004
(expressed in United States dollars)

1.6	Summary of Quarterly Results

All financial information is prepared in accordance with CAD GAAP, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

The following table provides selected financial information of the Company for each of the last eight quarters ending at the end of the most recently completed quarter, December 31, 2004:

(in $000s except	2004				2003
per share amounts)	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31

Total revenues	$519	$122	$23	$16	$28	$23	$(5)	$116

Loss before discontinued
operations and
extraordinary items:
(i) Total	$(3,209)	$(248)	$(178)	$(378)	$(536)	$(126)	$(169)	$(45)
(ii) Basic per share	$(0.06)	$-	$-	$(0.01)	$(0.01)	$-	$-	$-
(iii) Fully diluted per share	$(0.06)	$-	$-	$(0.01)	$(0.01)	$-	$-	$-

Net loss:
(i) Total	$(3,209)	$(248)	$(178)	$(378)	$(536)	$(126)	$(169)	$(45)
(ii) Basic per share	$(0.06)	$-	$-	$(0.01)	$(0.01)	$-	$-	$-
(iii) Fully diluted per share	$(0.06)	$-	$-	$(0.01)	$(0.01)	$-	$-	$-

Total assets	$10,777	$13,336	$13,089	$12,591	$12,882	$10,477	$10,602	$10,686
Total long-term liabilities	$-	$-	$-	$-	$-	$-	$-	$-
Dividends per share	$-	$-	$-	$-	$-	$-	$-	$-

During the fourth quarter of fiscal 2004, dispositions of marketable securities contributed to gains of $514,000 and the year-end write-down of the Sara Kreek property by $3,184,000 significantly increased the net loss for the quarter. The property write-down in turn resulted in the decrease in total assets by the 2004 year-end, which was partially offset by the additional exploration expenditures of $411,000 for the New Polaris property in the fourth quarter.

1.7	Liquidity and Capital Resources

The Company is in the development stage and has not yet determined whether its mineral properties contain reserves that are economically recoverable. The recoverability of amounts capitalized for mineral properties is entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production. The Company knows of no trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future. Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration programs and overall market conditions for smaller resource companies. Since its incorporation in 1987, the Company has endeavored to secure valuable mineral properties that in due course could be brought into production to provide the Company with cash flow which would be used to undertake work programs on other projects. To that end, the Company has expended its funds on mineral properties that it believes has the potential to achieve cash flow within a reasonable time frame. As a result, the Company has incurred losses during each of its fiscal years since incorporation. This result is typical of smaller mining companies and will continue unless positive cash flow is achieved.

Canarc Resource Corp.

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2004
(expressed in United States dollars)

The following table contains selected financial information of the Company’s liquidity:

	December 31,	December 31,
(in $000s)	2004	2003

Cash and cash equivalents	$715	$1,902
Working capital	$1,306	$1,824

The Company has significantly more cash and cash equivalents and working capital at December 31, 2003 than at December 31, 2004. This was largely attributable to the Company completing four private placements in 2003 which raised equity financing of CAD$3,789,500. In fiscal 2004, the Company closed only one private placement which provided equity financing of CAD$487,500. However the exercise of options and warrants provided proceeds of CAD$1,134,050 in fiscal 2004, whereas the exercise of options and warrants only provided proceeds of CAD$141,050 in fiscal 2003. In spite of the latter, financings from equity capital in fiscal 2003 were significantly higher than in fiscal 2004.

The Company’s Phase 1 in-fill drilling program for the New Polaris property and the Phase 2 drilling program for the Benzdorp property, both of which were completed in fiscal 2004, and ongoing operating expenses reduced its cash resources and its working capital at December 31, 2004 relative to December 31, 2003 year end. In fiscal 2004, further expenditures of $461,000 were incurred for the New Polaris property and $1,263,000 for the Benzdorp property.

Proceeds from the disposition of marketable securities increased from $588,000 in 2003 to $1,245,000 in 2004, primarily from the disposition of the Company’s shareholdings in Endeavour, which increased in value. Its investment in Endeavour also contributed to the increase in the overall quoted market value of the Company’s marketable securities which increased from $564,553 at December 31, 2003 to $2,077,782 at December 31, 2004.

The Company has entered into a number of option agreements for mineral properties that involve payments in the form of cash and/or shares of the Company as well as minimum exploration expenditure requirements. Under the Item 1.5 - Results of Operations, further details of contractual obligations are provided as at December 31, 2004. The Company will continue to rely upon equity financing as its principal source of financing its projects.

1.8	Off-Balance Sheet Arrangements

At the discretion of the Board, certain option grants provide the option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

1.9	Transactions with Related Parties

Amounts due to related parties comprise of balances owing to companies with certain common directors. The amounts were for reimbursement of costs in the normal course of business and for mineral property expenditures. At December 31, 2004, the Company had a balance due to Endeavour of CAD$142,476. General and administrative costs during 2004 include CAD$86,438 of salaries paid to a director. Also, in fiscal 2004, the Company paid a total of CAD$34,500 to all directors in their capacity as Directors of the Company.

Canarc Resource Corp.

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2004
(expressed in United States dollars)

In April 2004, the Company participated in a private placement for 500,000 units of Endeavour at CAD$1.60 per unit. Each unit was comprised of one common share and one-half share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$2.00 and has an expiry date of October 22, 2005.

1.10	Fourth Quarter

The section, Item 1.6 - Summary of Quarterly Results, provides further details for the fourth quarter.

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to mineral properties.

Acquisition costs of mineral properties and exploration and development expenditures incurred thereto are capitalized and deferred. The costs related to a property from which there is production will be amortized using the unit-of-production method. Capitalized costs are written down to their estimated recoverable amount if the property is subsequently determined to be uneconomic. The amounts shown for mineral properties represent costs incurred to date, less recoveries and write-downs, and do not reflect present or future values.

Changes in Accounting Policies Including Initial Adoption

Asset retirement obligations:

During the year ended December 31, 2004, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110 “Asset Retirement Obligations” (“HB 3110”). This new standard recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Prior to the adoption of HB 3110, the Company had accounted for reclamation and closure costs by accruing an amount associated with the retirement of tangible long-lived assets as a charge to operations over the life of the asset. The Company adopted HB 3110 retroactively with a restatement of prior periods presented. However, the adoption of HB 3110 resulted in no changes to amounts previously presented.

1.11	Outstanding Share Data

The Company’s authorized share capital comprises 100,000,000 common shares without par value.

Changes in the Company’s share capital for the year ended December 31, 2004 are as follows:

Canarc Resource Corp.

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2004
(expressed in United States dollars)

	Number of Shares	Amount
		(in $000s)

Balance at December 31, 2003	53,058,448	$47,906
Issued:
Private placement	810,000	372
Exercise of warrants	4,090,000	786
Exercise of options	360,000	170
Balance at December 31, 2004	58,318,448	$49,234

1.12	Outlook

Although it currently has sufficient capital to satisfy existing operating and administrative expenses in the short term, the Company will continue to depend upon equity capital to finance its existing projects. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. The Company does not expect to realize any operating revenues from its properties in the foreseeable future.

1.13	Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

Exploration and Development Risks

There is no assurance given by the Company that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of bodies of commercial ore. The economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the grade of ore mined, fluctuating mineral markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that funds required for development can be obtained on a timely basis. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted.

Financing Risks

Canarc Resource Corp.

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2004
(expressed in United States dollars)

There is no assurance given by the Company that it will be able to secure the financing necessary to explore, develop and produce its mineral properties.

The Company does not presently have sufficient financial resources or operating cash-flow to undertake by itself all of its planned exploration and development programs. The development of the Company’s properties may therefore depend on the Company’s joint venture partners and on the Company’s ability to obtain additional required financing. There is no assurance the Company will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its properties as disclosed herein. The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity capital financing, and the attainment of profitable operations, external financings and further share issuance to satisfy working capital and operating needs.

Estimates of Mineral Deposits

There is no assurance given by the Company that any estimates of mineral deposits herein will not change.

Although all figures with respect to the size and grade of mineralized deposits, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any identified mineralized deposit will ever qualify as a commercially viable mineable ore body that can be legally and economically exploited. Estimates regarding mineralized deposits can also be affected by many factors such as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that gold recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions. Material changes in mineralized tonnages, grades, stripping ratios or recovery rates may affect the economic viability of projects. The existence of mineralized deposits should not be interpreted as assurances of the future delineation of ore reserves or the profitability of future operations. The presence of clay in the mineralized material may adversely affect the economic recovery of gold from the mining operations planned at properties in Suriname. The refractory nature of gold mineralization at New Polaris may adversely affect the economic recovery of gold from mining operations.

Mineral Prices

There is no assurance given by the Company that mineral prices will not change.

The mining industry is competitive and mineral prices fluctuate so that there is no assurance, even if commercial quantities of a mineral resource are discovered, that a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of precious and base metals fluctuate on a daily basis, have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods. The supply of and demand for gold are affected by various factors, including political events, economic conditions and production costs in major gold producing regions, and governmental policies with respect to gold holdings by a nation or its citizens. The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. There is no assurance that the prices of gold and other precious and base metals will be such that the Company’s properties can be mined at a profit.

Title Matters

There is no assurance given by the Company that it owns legal title to its mineral properties.

Canarc Resource Corp.

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2004
(expressed in United States dollars)

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to any of the Company’s mining concessions may come under dispute. While the Company has diligently investigated title considerations to its mineral properties, in certain circumstances, the Company has only relied upon representations of property partners and government agencies. There is no guarantee of title to any of the Company’s properties. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by unidentified and undetected defects. In British Columbia and elsewhere, native land claims or claims of aboriginal title may be asserted over areas in which the Company’s properties are located.

Conflicts of Interest

There is no assurance given by the Company that its directors and officers will not have conflicts of interest from time to time.

The Company’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The interests of these companies may differ from time to time. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, Canada, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Company may be exposed and its financial position at that time.

Uninsured Risks

There is no assurance given by the Company that it is adequately insured against all risks.

The Company may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons. The payment of such liabilities would reduce the funds available for exploration and mining activities.

Environmental and other Other Regulatory Requirements

There is no assurance given by the Company that it has met all environmental or regulatory requirements.

The current or future operations of the Company, including exploration and development activities and commencement of production on its properties, require permits from various foreign, federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that approvals and permits required in order for the Company to commence production on its various properties will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of the other properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Canarc Resource Corp.

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2004
(expressed in United States dollars)

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. New laws or regulations or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of current laws, regulations or permits, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Foreign Countries and Regulatory Requirements

Many of the Company’s properties are located in countries outside of Canada, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Company and may adversely affect its business. Such changes have, in the past, included nationalization of foreign owned businesses and properties. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety. These uncertainties may make it more difficult for the Company and its joint venture partners to obtain any required production financing for its mineral properties.

Currency Fluctuation and Foreign Exchange Controls

The Company maintains a portion of its funds in U.S. dollar denominated accounts. The majority of the Company’s property and related contracts are denominated in U.S. dollars. The Company’s operations in countries other than Canada are normally carried out in the currency of that country and make the Company subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. In addition future contracts may not be denominated in U.S. dollars and may expose the Company to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. In addition, the Company is or may become subject to foreign exchange restrictions which may severely limit or restrict its ability to repatriate capital or profits from its properties outside of Canada to Canada. Such restrictions have existed in the past in countries in which the Company holds property interests and future impositions of such restrictions could have a materially adverse effect on the Company’s future profitability or ability to pay dividends.

Third Party Reliance

The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

1.14	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s audited financial statements for the year ended December 31, 2004 and this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the company particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Canarc Resource Corp.

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2004
(expressed in United States dollars)

Changes in Internal Controls over Financial Reporting

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date the Chief Executive Officer completed his evaluation, nor were there any significant deficiencies of material weaknesses in the Company’s internal controls requiring corrective actions.

1.15	Additional Information

Additional information relating to the Company are as follows:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found in the Company’s annual information form; and

(c)	is also provided in the Company’s financial statements for its most recently completed financial year ended December 31, 2004.

Canarc Resource Corp.

FORM 52-109F1
Certification of Annual Filings

I, Bradford Cooke, President and Chief Executive Officer of Canarc Resource Corp., certify that:

1.
I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Canarc Resource Corp. (the issuer) for the period ending December 31, 2004;

2.
Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.
Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.
The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c)
evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.
I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 31, 2005

/s/ Bradford Cooke
_________________________
Bradford Cooke
President and Chief Executive Officer

FORM 52-109F1
Certification of Annual Filings

I, Philip Yee, Chief Financial Officer of Canarc Resource Corp., certify that:

1.
I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Canarc Resource Corp. (the issuer) for the period ending December 31, 2004;

2.
Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.
Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.
The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c)
evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.
I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 31, 2005

/s/ Philip Yee
_________________________
Philip Yee
Chief Financial Officer